

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via E-mail
Melanie S. Maute
President and Chief Executive Officer
Aristocrat Group Corp.
3 Allington Court
Medford, NJ 08055

> **Re: Aristocrat Group Corp.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2011**
> **File No. 333-176491**

Dear Ms. Maute:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

Prospectus Cover Page

2. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

3. Please disclose that each unit consists of 100 shares of common stock and two warrants. Briefly disclose the material terms of the warrants being offered, including the exercise price, when the warrants become exercisable and the expiration date. Disclose that you are not registering the common stock issuable upon exercise of the warrants at this time.

4. We note that there is no minimum amount of shares that must be sold by the company, please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

   • Has not received enough proceeds from the offering to begin operations; and
   • Has no market for its shares.

5. Please provide disclosure on the prospectus cover page regarding the amount of proceeds to the company if 25%, 50%, 75% and 100% of the shares being offered are sold.

6. Please disclose that your executive officers plan to rely on the safe harbor in Rule 3a4-1 of the Securities Act and that they satisfy all the requirements of that rule.

Summary Information, page 3

Our Offering, page 3

7. In the last paragraph under "Redemption of warrants" on page 4, you refer readers to a risk factor entitled "We are not registering the common stock issuable upon exercise of the warrants under the Securities Act or state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless." We were unable to locate a risk factor with this title. Please advise.

Business Summary, page 5

8. We note that the planned business and strategy of the company is substantially similar to the planned business and strategy of a prior reporting company, Getting Ready Corporation (File No. 000-51314). We also note that your sole officer and director, Melanie Maute, is the daughter of Getting Ready's former CEO, Sheldon Rose and that Ms. Maute was also a shareholder of Getting Ready.   Please disclose Ms. Maute's prior affiliation with Getting Ready and why she has founded a substantially similar company and is seeking to become a reporting company at approximately the same development stage as Getting Ready.

9. Furthermore, we note that, a little more than a year after Getting Ready became a reporting company, Mr. Sheldon Rose and other shareholders sold control of the company to persons who intended to (and did) seek a business combination with another entity. Please disclose whether your officers and directors, the company, or any promoters or their affiliates have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

10. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting compared to the potential minimal amount of net proceeds to be raised in the offering. Provide quantified disclosure for context.

11. We note that you anticipate a burn rate of $1,000 per month following this offering. Please provide additional disclosure regarding how you anticipate spending those funds on a monthly basis.

12. We note that you intend to "franchise the Prenatal-Postpartum Supercare Center concept." Please address, here and in your Risk Factor and Business sections, the risks and uncertainties related to operating a franchising business. In addition, please describe, if any, your sole officer and director's experience with franchising.

Risk Factors, page 6

Our services may not find acceptance with the prenatal/postpartum marketplace…, page 8

13. Please expand your disclosure describing how your website fits into your overall business plan.

Key management personnel may leave…, page 9

14. Briefly describe the "commercially reasonable efforts" you have taken to date to minimize the risks related to the departure of key personnel.

Use of Proceeds, page 14

15. Please revise your disclosure to clarify what activities are covered by the term "service development."

The Offering, page 15

16. Please remove all reference to "listing" your securities on the OTC Bulletin Board, as the OTC Bulletin Board is a quotation medium for subscribing members and not an issuer listing service.

Management's Discussion and Analysis…, page 26

17. We note your disclosure on page 27 regarding the allocation of the $500,000 that you anticipate is required to "generate significant revenues within an 18 month period." Please revise your disclosure to discuss the basis for your belief that you will be able to generate revenues within 18 months if you raise $500,000. In addition, please clarify whether you believe that $500,000 is sufficient to open your model store or you will need additional funds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Melanie S. Maute
Aristocrat Group Corp.
September 20, 2011
Page 5

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Kathleen Krebs, Special Counsel, (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Diane J. Harrison
       Harrison Law, P.A.